FREEGOLD VENTURES LIMITED

For Immediate Release

                                                           www.freegoldventures.com

Freegold Drilling Hits High-Grade Gold at Rob – 29 g/t Over 4 m

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Grey Lead prospect drill results include 13.5 foot interval averaging 20.1 g/t and 13 feet averaging 29.0 g/t

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Gold mineralization remains open to depth and along strike

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2008 exploration program to include drilling on multiple targets

October 11, 2007 (Vancouver, BC) –Freegold Ventures Limited (TSX: ITF, OTCBB: FGOVF, Frankfurt: FR4) is pleased to announce results of a 17 hole diamond drill program conducted this summer on it’s Rob property in Interior Alaska.  A total of 3,514 feet were drilled in the Grey Lead and O’Reely vein prospects following the receipt of significant gold assays from a limited surface sampling program (see August 30, 2007 news release for results). Although drilling within the O’Reely vein did not intersect the multi-ounce values sampled at surface, holes within the Grey Lead vein consistently intersected thick intervals of high-grade gold mineralization that exhibit geological and geochemical characteristics very similar to those seen at the 5.6 million ounce Pogo gold mine.

High grade gold mineralization was previously identified in the Grey Lead vein in the late 1990’s with one hole intersecting 31.5 g/t over 13.5 feet (note: this historical intercept is non-43-101 compliant and should not be relied upon). Freegold’s drilling was designed to confirm the interval intersected in historical drilling and to determine the strike and dip of the Grey Lead vein using multiple dip angles from separate drill platforms.

A total of 8 holes (numbers 6, 7, and 12-17, totaling 1,529 feet) were drilled at the Grey Lead vein from two separate drill pads located approximately 170 feet apart.  All of the holes intersected a sugary textured quartz vein, containing fine-grained bismuthinite and arsenopyrite, within a biotite augen paragneiss host rock.  The true width of the vein is variable but averages in excess of 10 feet. Holes 6 and 7 were drilled to the east at dips of 61 and 76 degrees respectively, and were designed to intersect the vein where it was previously identified in the 1999 drilling.  Hole 6 intersected the vein at a depth of 154 feet and returned a 16.5 foot interval averaging 6.7 g/t, including a 2.5 foot section grading 23.1 g/t.  Gold mineralization further down the hole at a depth of 221 feet, returned a 13 foot interval grading 0.7 g/t in Hole 7.

Holes 12 through 17 were drilled as step-out holes from a second pad located a further 170 feet to the northeast.  The location of the second pad further to the east as well as to the north was to ensure that the shallower dipping holes would intersect the vein closer to surface.  Holes 12, 13, 14 and 15 were drilled to the east at angles of 45, 60, 71 and 90 degrees respectively to intersect the vein.  Hole 17 was drilled in the opposite direction at a dip of 75 degrees, and was designed to intersect the vein further at depth after it crossed west of the drill pad.  Hole 16 was drilled at a similar angle and dip as hole 12, and was designed to extend a hole further to the east to try and hit a fault structure that had been mapped at surface.

Holes 12 and 16, which traveled through the vein at roughly the same location, were also used to test the variability of the vein via twinning.  The intercepts in these two holes compared very well, with hole 12 returning 14.5 feet with an average grade of 9.0 g/t while hole 16 returned 14 feet averaging 7.9 g/t.  Holes 13 and 14 intersected substantially higher grade material, returning 13.5 feet averaging 20.1 g/t and 13 feet averaging 29.0 g/t respectively.  Higher grade intervals included 1.5 feet @ 32.3 g/t, 1 foot @ 135.7 g/t and 2.5 feet @ 23.73 g/t in hole 13 and 3.6 feet @ 89.0 g/t in hole 14.  Holes 15 and 17, which tested the vein at depths of 93 and 179 feet, intersected 13 feet averaging 3.5 g/t and 6.5 feet averaging 23.2 g/t respectively.

Significant assays from the Grey Lead holes include the following:

Hole Number	Azimuth	Dip	From (foot)	To (foot)	Thickness (feet)	Gold Grade (g/tonne)	Gold Grade (oz/ton)
6	102	-61	154.5	171	16.5	6.76	0.197
Including			154.5	157	2.5	23.09	0.673
Including			157	161	4.0	8.22	0.240
Including			167	171	4.0	5.11	0.149
6			234.5	238.5	4.0	1.03	0.030
7	108	-76	221	234	13.0	0.70	0.020
12	93	-46	43.5	58	14.5	8.99	0.262
Including			45	53	8.0	15.17	0.442
Including			49.6	52	2.4	23.42	0.683
13	95	-60	52	65.5	13.5	20.11	0.586
Including			52	53.5	1.5	32.30	0.942
Including			53.5	54.5	1.0	135.74	3.959
Including			54.5	57	2.5	23.73	0.692
Including			57	65.5	8.5	3.29	0.096
14	100	-71	60	73	13.0	28.84	0.841
Including			60	63.6	3.6	88.98	2.595
Including			63.6	72	8.4	3.67	0.107
Including			72	73	1.0	23.79	0.694
14			73	76.5	3.5	1.58	0.046
15		-90	78	106	28.0	1.88	0.055
Including			93	106	13.0	3.52	0.103
16	95	-45	43	57	14.0	7.89	0.230
Including			45	51	6.0	9.21	0.269
Including			53.5	57	3.5	13.78	0.402
17	251	-76	179	185.5	6.5	23.23	0.677
Including			182	183	1.0	49.44	1.442

A total of 9 holes (numbers 1-5, and 9 -11, totaling 1,985 feet) were also drilled at the O’Reely vein, located approximately 6,000 feet east of the Grey Lead vein.  These holes, which dipped eastward at angles from 45 to 75 degrees, were designed to test the west dipping vein from five separate drill pads located approximately 100 to 150 feet apart.   Although all 9 of the holes intersected the quartz vein over intercept widths of 5 to 20 feet, only anomalous gold values were returned.  Of the 128 assay intervals, 31 widely scattered assays were returned grading higher than 0.2 g/t, with the highest interval being 2.1 g/t over 3 feet in hole 5 at a depth of 126 feet.  One longer interval of anomalous gold assayed 0.94 g/t over a 17 foot interval in hole 3 at a depth of 106 feet.  Throughout the drilling, the vein was seen to exhibit a consistent west dip with little indication of structural offset along the drilled strike length.

Gold mineralization at Grey Lead is associated with a distinctive geochemical trace elements suite (gold, bismuth, arsenic) similar to the gold currently being mined 20 miles to the west at the 350,000 to 450,000 oz/year Pogo mine.  Gold at Pogo is found within stacked, flat-lying quartz veins (averaging approximately 17 g/t) that are hosted within the same gneissic dome that has been mapped at Rob.  In the O’Reely vein gold mineralization is associated with highly anomalous arsenic (to 6,386 ppm) and antimony (to 1,132 ppm) values. Sporadic silver anomalies (+15 ppm) do occur in the core but are not strongly correlated with elevated gold values.

Exploration for 2008 will focus on strike extensions of the Grey Lead vein and on other prospective targets both to the north and further to the west of Grey Lead.  Vein mineralization at Grey Lead is controlled by a moderate to steeply west dipping, north-northeast striking structure which extends across the property and which lies within the regional scale Black Mt. tectonic zone. The high-grade, intrusive-hosted Michigan prospect (see August 30, 2007 release for surface sample results) has never been drill tested and is also centered on this structure approximately 2 miles to the northeast of Grey Lead.  Future exploration will also focus on low level (<100 ppb) gold in soil anomalies that are also present at several locations west of the Grey Lead surface exposures, as well as at the Johnson Saddle prospect, located on strike 4,000 feet northeast of the Grey Lead prospect.

Assay results cited herein were based on drill core collected by Avalon Development Corporation, consultants to Freegold, under the supervision of Curt Freeman, MS., PGeo, Qualified Person as defined by NI 43-101. Alaska Assay Laboratories in Fairbanks, Alaska was used to analyze the samples via fire assay analysis for gold plus multi element ICP-AES and ICP-MS analysis using 4 acid digestion.  Given the high-grade results returned from many of the fire assays, samples which returned grades in excess of 1 g/t were re-analysed using the metallic sieve method.  On average, the met screen results were 7.4% higher than those generated by fire assay, and a simple scatter plot of the data showed a relatively linear pattern centred on the 1:1 correlation line, suggesting that there is no predictable nugget effect and that the results can be seen as reliable.

 OF THE ROB PROJECT, ALASKA

About Freegold Ventures Limited

Freegold Ventures Limited is a North American exploration and development company with a new management team experienced in mine development and production that is actively exploring advanced-stage gold projects in Idaho and Alaska.  Freegold holds a 100% lease interest in the Almaden gold project in Idaho.  This large tonnage epithermal gold deposit was the subject of a feasibility study in 1997 calling for the development of a 95,000 oz/year open pit, heap leach mine.  Freegold is currently finalizing a 41,000-foot drilling program aimed at further expanding the size of the resource prior to undertaking new economic evaluations in 2007.  Drilling at depth and to the north and south of the known mineralization is continuing to identify new extensions to the deposit.   Freegold is also continuing to discover new high-grade veins and bulk tonnage shear zones in its 40,000-foot drill program at its Golden Summit project outside Fairbanks, Alaska.  Gold production from the processing of bulk sampled material has commenced, and in addition to on-going bulk sampling of additional areas found to contain high grade surface mineralization, the Company continues to define additional areas of larger, lower grade mineralization through on-going drilling and stripping.  In addition to the recent drilling at the Rob property, Freegold has also commenced its initial exploration programs on the Vinasale property in Alaska.

On behalf of the Board of Directors

For further information:

Kristina Walcott – VP Corporate Development

“Steve Manz”

1.604.662-7307

jkw@freegoldventures.com

Steve Manz

President and C.E.O.

The TSX has neither approved nor disapproved the contents of this news release. CUSIP: 45953B107

DISCLAIMER

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.